NEWS RELEASE

FOR IMMEDIATE RELEASE

Contacts: Scott Samples Public Information Officer Martin Memorial Health Systems Phone: (772) 223-4920 Cell: (772) 708-3319 Pager: (561) 751-1830 E-mail: ssamples@mmhs-fla.org

Sébastien Gignac VP, Corporate Secretary and General Counsel ART Advanced Research Technologies Inc. Phone: (514) 832-0777 E-mail: sgignac@art.ca

Jacques Bédard Chief Financial Officer ART Advanced Research Technologies Inc. Phone: (514) 832-0777 E-mail: jbedard@art.ca

Martin Memorial to Participate in International Clinical Trial for Breast Cancer sponsored by
ART
The Robert and Carol Weissman Cancer Center at Martin Memorial will be one of eight facilities in the U.S. and Canada to test SoftScan, a new diagnostic technology developed by ART Advanced
Research Technologies

STUART, Fla., April 24, 2006 – The Robert and Carol Weissman Cancer Center at Martin Memorial is taking part in an international clinical trial to study the benefits of a new technology to diagnose breast cancer.

The SoftScan Optical Breast Imaging System has been designed first as a complementary diagnostic tool to mammography, with ultimate uses in the detection and treatment monitoring of breast cancer. Its non-invasive, painless approach uses time-domain optical imaging technology, which may allow better characterization of breast tumors as benign or malignant and could provide faster assessment of therapeutic effectiveness.

“Mammography still remains the standard of care, but we know it’s not perfect,” says James J. Vopal, M.D., a surgeon on staff at Martin Memorial who specializes in diseases of the breast and the lead investigator of the local trial. “Right now we have to supplement mammography with ultrasound and MRI. Ultrasound is easy and

SoftScan was created and developed by ART Advanced Research Technologies Inc., a medical device company based in Montreal, Canada, and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries.

Three cancer centers in the United States are currently participating in the program, with another facility to be added at a later date. Four cancer centers in Canada are also taking part in the study, which will run through the end of 2006. In total, between 600 to 950 women aged 25 to 60 and older are expected to be enrolled. The trials represent the final stage prior to commercializing SoftScan. ART intends to present results of the study in its submission to Health Canada as well as the U.S. Food and Drug Administration (FDA) to support its pre-market approval application for SoftScan.

Other cancer centers participating in the program include: the University of California, San Diego Moores Cancer Center; Massachusetts General Hospital; the Cedars Breast Clinic of the McGill University Health Centre; the Central Alberta Medical Imaging Services; the Centre Hospitalier de l’Universite de Montreal; and the University Health Network Princess Margaret and Mount Sinai hospitals.

“We are very impressed by the team at Martin Memorial, which is showing great enthusiasm, organization and proactiveness for the SoftScan study,” said Micheline Bouchard, President and Chief Executive Officer of ART Advanced Research Technologies Inc. “Martin Memorial will act as a strong advocate for SoftScan.”

Martin Memorial Health Systems is a not-for-profit, community-based health care organization. It offers a continuum of care including preventative, primary and acute hospital care, as well as cancer care, wellness and rehabilitation services. Its 2,600 Associates and more than 375 affiliated physicians operate 13 different locations serving Martin and St. Lucie counties. To learn more, visit www.mmhs.com.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential use with other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.